UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ No. 90.400.888/0001-42

NOTICE TO MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), in reply to Official Notice No. 176/2015/CVM/SEP/GEA-1 received on June 10, 2015 (Annex I), seeking clarification about the news report published on REUTERS media on June 9, 2015, under the headline “CADE (Administrative Agency for Economic Defense – Conselho Administrativo de Defesa Econômica) introduces proceeding against banks regarding anti-competitive practices”, clarifies that, up to the moment of drafting this Notice to the Market, it was not formally notified by CADE about the referred proceeding. As soon as notified, Santander Brasil shall proceed with the analysis of the facts and legal grounds that based the introduction of the proceeding, in order to present its administrative defense within the legal term. Any material facts (fatos relevantes) shall be promptly informed to the company’s shareholders and market in general.

São Paulo, June 11, 2015

Banco Santander (Brasil) S.A.

Angel Santodomingo

Investor Relations Officer

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Annex I

Official Letter 176/2015/CVM/SEP/GEA-1

Rio de Janeiro, June 9, 2015

To Mr.

Angel Santodomingo Martell

Investor Relations Officer of

BANCO SANTANDER (BRASIL) S.A.

Avenida Presidente Juscelino Kubitschek, 2041/2235-Bl A 27ª - Vila Olímpia

São Paulo – SP

CEP: 04543-011

Fax: (11) 3553-7797 /Telefone: (11) 3553-3300

E-mail: ri@santander.com.br

c/c: gre@bvmf.com.br

ASSUNTO:    Request for clarifications about news

Mr. Officer,

1.                                          We refer to the news published on June 9, 2015 on REUTERS media, under the headline “CADE (Administrative Agency for Economic Defense – Conselho Administrativo de Defesa Econômica) introduces proceeding against banks regarding anti-competitive practices”, which contains, respectively,  among other information:

“The Administrative Agency for Economic Defense (Cade) introduced administrative proceedings against banks Itaú Unibanco, Caixa Econômica Federal, Santander Brasil, Bradesco, Banrisul and Banco de Brasília in regard of the antitrust law 12.529/2011.

As per the order published in the Federal Official Gazette this Tuesday, the investigation refers to article 36 of the law, which mentions violation of the economic order with effect to restrict, restrain or in any way injure open competition and free enterprise.

Due to the non-existence of evidence of violation of the economic order, the General Superintendence of CADE suggested the filling of the administrative inquiry against banks Banestes, Banese, Banpará and HSBC”.

2.                                          In this regard, we request you: (i) to confirm if the Company was already notified by CADE; and (ii) to inform the provisions adopted or the ones that the Company intends to adopt about this subject.

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3.                                          This manifestation shall occur through Empresa.NET System, category: Notice to Market, type: Clarifications about CVM/BOVESPA Queries, subject: News Disclosed on Media, which shall include the transcript of this Official Letter.

4.                                          We stress that, pursuant to article 3 of CVM Instruction 358/2002, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the over-the-counter market where the securities issued by the company are traded, of any material fact or event that occurred or is related to the business of the company, and for ensuring its broad and immediate dissemination simultaneously in all the markets where said securities have been admitted for trading.

5.                                          We further remind of the requirements under the sole paragraph of article 4 of CVM Instruction 358/02 to inquire managers and controlling shareholders of the Company to ascertain if they are aware of any information that should have been disclosed to the market.

6.                  We inform that, for all legal purposes, non-compliance with the information request within one (1) business day will subject the Company, based on item II of article 9 of Federal Law 6,385/1976, and article 7, combined with article 9 of CVM Instruction 452/2007, to a fine of one thousand reais (R$ 1,000.00), without prejudice to any determination of responsibility for noncompliance.

                        Sincerely,

Josimar Malheiros de Souza Júnior	Fernando Soares Vieira
Company Oversight Department 1 Acting Manager	Superintendent of Company Relations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 11, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer